Exhibit 12.1

Computation of Earnings to Fixed Charges

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(In thousands)
Earnings (loss) before income taxes	$44,053	$32,753	$33,367	$(47,200)	$(50,214)
Add:
Interest expense and other financing costs	25,972	23,107	2,374	322	40
Amortization of capitalized interest	64	—	—	—	—
Interest component of rental expense	2,832	2,840	2,708	1,985	1,915
Earnings (loss) as adjusted	$72,921	$58,700	$38,449	$(44,893)	$(48,259)

Fixed charges:
Interest expense and other financing costs	$25,972	$23,107	$2,374	$322	$40
Capitalized interest	896	—	—	—	—
Interest component of rental expense	2,832	2,840	2,708	1,985	1,915
Fixed charges	$29,700	$25,947	$5,082	$2,307	$1,955

Ratio of earnings to fixed charges	2.46	2.26	7.57	—	—

Coverage deficiency	$—	$—	$—	$47,200	$50,214